UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alithya Group inc.

(Name of Issuer)

Class A subordinate voting shares, no par value

(Title of Class of Securities)

01643B106

(CUSIP Number)

Richard Raymer

Dorsey & Whitney LLP

161 Bay Street, Suite 4310

Toronto, ON M5J 2S1

Canada

(416) 367-7388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ghyslain Rivard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,887,627 shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,887,627 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,887,627 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAME OF REPORTING PERSON 9668586 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,887,627 shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,887,627 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,887,627 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSON Services informatiques MixMedia inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,887,627 shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,887,627 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,887,627 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSON Gestion Ghyslain Rivard Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,887,627 shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,887,627 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,887,627 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSON Pierre Turcotte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,887,627 shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,887,627 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,887,627 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAME OF REPORTING PERSON Triaxions Technologie Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,887,627 shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,887,627 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,887,627 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSON 9387-1010 Quebec inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,887,627 shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,887,627 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,887,627 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSON Fiducie Triaxions
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,887,627 shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,887,627 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,887,627 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAME OF REPORTING PERSON Paul Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,887,627 shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,887,627 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,887,627 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAME OF REPORTING PERSON Fiducie Direxions
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,887,627 shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,887,627 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,887,627 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

EXPLANATORY NOTE:

This Statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 14, 2018 (“Original Schedule 13D”) with respect to the class A subordinate voting shares (the “Subordinate Voting Shares”), of Alithya Group inc. (the “Issuer”).

This Amendment No. 1 amends and supplements the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged.

ITEM 1. SECURITY AND ISSUER.

Item 1 of the Original Schedule 13D is hereby amended and supplemented as follows:

This Amendment No 1 to Original Schedule 13D (as amended, “Schedule 13D”) relates to the class A subordinate voting shares, no par value per share (the “Subordinate Voting Shares”), of Alithya Group inc., a Quebec corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 1100 Robert-Bourassa, Suite 400, Montreal, Quebec, Canada, H3B 3A5.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a), (f) This statement is being filed by:

(i)	Ghyslain Rivard (“Mr. Rivard”), a citizen of Canada;

(ii)	9668586 Canada Inc. (“9668586”), a Canada corporation. Mr. Rivard is the sole executive officer, director, shareholder and control person of 9668586;

(iii)

Services informatiques MixMedia inc. (“MixMedia”), a Canada corporation. Mr. Rivard is the sole executive officer and director and a control person of MixMedia. MixMedia’s majority shareholder and its only other control person is Gestion Ghyslain Rivard Inc. MixMedia’s full name as translated into English is MixMedia Computer Services Inc.;

(iv)

Gestion Ghyslain Rivard Inc. (“Rivard Inc.”), a Quebec corporation. Mr. Rivard is the sole director, officer, shareholder and control person of Rivard Inc. Rivard Inc. is majority shareholder a control person of MixMedia;

(v)	Pierre Turcotte (“Mr. Turcotte”), a citizen of Canada;

(vi)

Triaxions Technologie Inc. (“Triaxions”), a Canada corporation. Mr. Turcotte is the sole executive officer and director of Triaxions. Triaxon’s sole shareholder is Fiducie Triaxons, a trust controlled by Mr. Turcotte. Triaxion’s full name as translated into English is Triaxions Technology Inc.;

(vii)

9387-1010 Québec inc. (“9387-1010”), a Quebec corporation. Mr. Turcotte is the sole executive officer and director of 9387-1010. 9387-1010’s sole shareholder is Fiducie Triaxons, a trust controlled by Mr. Turcotte;

(viii)

Fiducie Triaxons (“Triaxions Trust”), a Quebec trust. Mr. Turcotte is a trustee and has the power to vote or direct the vote of and to dispose of or direct the disposition of securities held by Triaxions Trust. Fiducie Triaxons’s name as translated into English is Triaxions Trust;

(ix)	Paul Raymond (“Mr. Raymond”), a citizen of Canada; and

(x)

Fiducie Direxions, a Quebec trust (“Direxions” and, together with Mr. Rivard, 9668586, MixMedia, Ricard Inc., Mr. Turcotte, Triaxions, 9387-1010 and Mr. Raymond, the “Reporting Persons”). Mr. Raymond is a trustee and has the power to vote or direct the vote of and to dispose of or direct the disposition of securities held by Direxions. Direxions’s name as translated into English is Direxions Trust.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.5.

(b) The address of the principal business and principal office of each of the Reporting Persons is 1100 Robert-Bourassa, Suite 400, Montreal, Quebec, Canada, H3B 3A5.

(c) Mr. Rivard, Mr. Turcotte and Mr. Raymond are directors of the Issuer. Mr. Raymond is also the President and Chief Executive Officer of the Issuer. Each of 9668586, MixMedia, Rivard Inc., Triaxions, 9387-1010, Triaxions Trust, and Direxions is primarily engaged in the business of investing in securities.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

See Item 5(c) for a description of transactions. All transactions that involved the payment of consideration (other than the provision of services) were funded with the applicable Reporting Person’s cash on hand, and funds were not borrowed or otherwise obtained for the purpose of obtaining such security:

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

Other than as described below, none of the Reporting Persons have any plan or proposal that would relate to or would results in (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Depending on market conditions and other factors, the Reporting Persons, may from time to time acquire or dispose of Subordinate Voting Shares of the Issuer, in the open market, by private agreement or otherwise, or acquire interests in or enter into related financial instruments involving a security of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 includes (i) Subordinate Voting Shares, (ii) Subordinate Voting Shares issuable upon conversion of class B multiple voting shares, no par value per share (“Multiple Voting Shares”), and (iii) Subordinate Voting Shares issuable upon settlement or exercise of deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”) and options to acquire Subordinate Voting Shares or Multiple Voting Shares and, where the initial right is to acquire Multiple Voting Shares, the subsequent conversion of such Multiple Voting Shares.

Each of the Reporting Persons, other than Rivard Inc. and Triaxions Trust, is party to a voting agreement dated November 1, 2018, in which they have agreed to act together for purposes of voting securities of the Issuer, and made certain additional agreements regarding dispositions of securities of the Issuer. Pursuant to Rule 13d-5(b)(1), each of such Reporting Persons may therefore be deemed to have formed a group and to have each acquired beneficial ownership, for purposes of Sections 13(d) and (g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by the Reporting Persons. Rivard Inc. and Triaxions Trust are included as Reporting Persons due to their control of one or more of the Reporting Persons.

For administrative purposes this Amendment No. 1 reports all outstanding options or other rights to acquire Issuer’s securities held by the Reporting Persons, without regard to whether they are exercisable within sixty (60) days. As of the date hereof, the exercisability of these rights is as follows:

(i)	Mr. Rivard holds 61,109 DSUs to acquire Subordinate Voting Shares, all of which are vested, but will not be settled within 60 days;

(ii)	Mr. Turcotte holds 134,648 DSUs to acquire Subordinate Voting Shares, all of which are vested, but will not be settled within 60 days;

(iii)	Mr. Raymond holds:

(a)	61,437 RSUs to acquire Subordinate Voting Shares, all of which are vested, but will not be settled within 60 days;

(b)	922,691 options to purchase Subordinate Voting Shares, of which 222,500 are exercisable within 60 days;

(c)	505,264 options to purchase Multiple Voting Shares, all of which are exercisable within 60 days; and

(d)	259,839 PSUs to acquire Subordinate Voting Shares, none of which are vested or will become vested and settled within 60 days.

(a)-(b) Each Reporting Person is reporting shared voting and dispositive power with respect to 9,887,627 Subordinate Voting Shares, or 10.2%. This percentage calculation is based on 87,871,568 Subordinate Voting Shares issued and outstanding as of March 31, 2023, plus 9,269,236 Subordinate Voting Shares issuable to the Reporting Persons upon settlement or exercise of DSUs, RSUs, PSUs and options to acquire Subordinate Voting Shares or Multiple Voting Shares and, where the initial right is to acquire Multiple Voting Shares, conversion of such Multiple Voting Shares. These securities are held as follows:

(i) for Mr. Rivard: (A) 61,109 Subordinate Voting Shares that are issuable upon settlement of the DSUs held directly by Mr. Rivard, all of which are currently vested, but will only be settled upon the termination of his director’s mandate, (B) 200,819 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held indirectly by Mr. Rivard via 9668586, and (C) 4,612,000 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held indirectly by Mr. Rivard via MixMedia;

(ii) for 9668586: 200,819 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held directly by 9668586;

(iii) for MixMedia: 4,612,000 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held directly by MixMedia;

(iv) for Rivard Inc.: 4,612,000 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held indirectly by its majority owned subsidiary MixMedia;

(v) for Mr. Turcotte: (A) 134,648 Subordinate Voting Shares that are issuable upon settlement of the DSUs held directly by Mr. Turcotte, all of which are currently vested, but will only be settled upon termination of his director’s mandate, (B) 165,475 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held directly by Mr. Turcotte and 269,300 Subordinate Voting Shares held directly by Mr. Turcotte, (C) 51,400 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held indirectly by Mr. Turcotte via Triaxions, and (D) 1,468,858 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held indirectly by Mr. Turcotte via 9387-1010;

(vi) for Triaxions: 51,400 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held directly by Triaxions;

(vii) for 9387-1010: 1,468,858 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held directly by 9387-1010;

(viii) for Triaxions Trust: 1,520,258 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held indirectly through its wholly-owned subsidiaries Triaxions and 9387-1010.

(ix) for Mr. Raymond: (A) 922,691 Subordinate Voting Shares that are obtainable upon exercise of options held directly by Mr. Raymond, of which 222,500 are exercisable within 60 days, (B) 505,264 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares that are obtainable upon exercise of options held directly by Mr. Raymond, all of which are currently exercisable, (C) 61,437 Subordinate Voting Shares that are obtainable upon settlement of RSUs held directly by Mr. Raymond, all of which are currently vested, but will not be settled within 60 days, (D) 259,839 Subordinate Voting Shares that are obtainable upon settlement of PSUs held directly by Mr. Raymond, none of which will become vested or settled within 60 days, (E) 297,691 Subordinate Voting Shares held directly by Mr. Raymond and 305,264 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held directly by Mr. Raymond, and (F) 571,832 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held indirectly by Mr. Raymond via Direxions; and

(x) for Direxions: 571,832 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares held directly by Direxions.

Each Reporting Person disclaims beneficial ownership with respect to the reported securities, except to the extent of its pecuniary interest.

(c) Schedules A through J hereto set forth all transactions in Issuer’s securities that have occurred (i) in the case of a Reporting Person identified on the Original Schedule 13D, since November 1, 2018, (ii) in the case of a Reporting Person who became a reporting person on November 1, 2018, since September 1, 2018, or (iii) in the case of a Reporting Person who has become a Reporting Person after the Original Schedule 13D was filed, since the date that was 60 days prior to becoming a 5% beneficial owner:

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities identified in this report.

(e) The following reporting persons not on the Original 13D first became the beneficial owner of five percent (5%) of Subordinate Voting Shares when each executed a Declaration of Intervention to join the Amended and Restated Voting Agreement on the dates below:

9668586 Canada Inc. – December 18, 2019

Triaxions Technologie Inc. – March 27, 2023

The following reporting persons not on the Original 13D first became the beneficial owner of five percent (5%) of Subordinate Voting Shares on November 1, 2018, when their respective subsidiaries became reporting persons:

Gestion Ghyslain Rivard Inc.

Fiducie Triaxons

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

(a)	Voting Agreements:

The Original Schedule 13D included as an exhibit a Voting Agreement dated November 1, 2018 by and among Mr. Rivard, MixMedia Trust, Mr. Turcotte, Triaxions Trust, Paul Raymond, and Direxions (the “Voting Agreement”).

On November 1, 2018, Mr. Rivard, MixMedia, 9387-1010, Mr. Raymond, and Direxions entered into an Amended and Restated Voting Agreement dated November 1, 2018 (the “Amended Voting Agreement”), to properly reflect the ownership of the shares held by the entities. The Original Schedule 13D attached the Voting Agreement as an exhibit in error. The Amended Voting Agreement is attached hereto as Exhibit 99.6.

On December 18, 2019, Mr. Rivard and 9668586 entered into a Declaration of Intervention pursuant to which 9668586 agreed to be bound by the Amended Voting Agreement.

On March 27, 2023, Mr. Turcotte, Triaxions Trust, and Triaxions entered into a Declaration of Intervention pursuant to which Triaxions agreed to be bound by the Amended Voting Agreement.

(b)	Lock-Up Agreements:

On November 1, 2019, the Lock-Up Agreement filed as Exhibit 3 to the Original Schedule 13D terminated.

On February 27, 2019, the Lock-Up Agreement filed as Exhibit 4 to the Original Schedule 13D terminated.

(c)	Compensation Unit Agreements:

The terms of each of Mr. Rivard, Mr. Turcotte and Mr. Raymond’s RSU, PSU, and DSU, and option awards are as provided in the Issuer’s Long Term Incentive Plan, filed as Exhibit 99.9 to this Amendment No. 1 and incorporated herein by reference, and as further described in the Issuer’s reports filed with the Securities and Exchange Commission.

(d)	Employee Share Purchase Plan:

The Issuer’s Employee Share Purchase Plan is filed as Exhibit 99.10 to this Amendment No. 1 and the terms thereof are incorporated herein by reference.

Except as reported above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Except as listed below and filed as exhibits there have not been any written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

99.5	Joint Filing Agreement

99.6	Amended and Restated Voting Agreement by and among Mr. Rivard, Mixmedia, Mr. Turcotte, 9387-1010, Mr. Raymond, and Direxions dated November 1, 2018

99.7	Declaration of Intervention made by Mr. Rivard and 9668586, dated December 18, 2019

99.8	Declaration of Intervention made by Mr. Turcotte, Triaxions Trust, and Triaxions, dated March 27, 2023

99.9	Alithya Long Term Incentive Plan

99.10	Alithya Group Inc. Share Purchase Plan

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2023

/s/ Ghyslain Rivard
GHYSLAIN RIVARD 9668586 CANADA INC.

By:	/s/ Ghyslain Rivard
Ghyslain Rivard
President

SERVICES INFORMATIQUES MIXMEDIA INC.

By:	/s/ Ghyslain Rivard
Ghyslain Rivard
President

GESTION GHYSLAIN RIVARD INC.

By:	/s/ Ghyslain Rivard
Ghyslain Rivard
President

/s/ Pierre Turcotte
PIERRE TURCOTTE

TRIAXIONS TECHNOLOGIE INC.

By:	/s/ Pierre Turcotte
Pierre Turcotte
President

9387-1010 QUÉBEC INC.

By:	/s/ Pierre Turcotte
Pierre Turcotte
President

FIDUCIE TRIAXIONS

By:	/s/ Pierre Turcotte
Pierre Turcotte
Trustee

/s/ Paul Raymond
PAUL RAYMOND

FIDUCIE DIREXIONS

By:	/s/ Paul Raymond
Paul Raymond
Trustee

SCHEDULE A

Ghyslain Rivard’s transactions since November 1, 2018

Date	Securities Acquired (Sold)	Price per share	Where and how effected

2018-11-01	3,241	N/A	DSU grant (Class A Subordinate Voting Shares)

2019-03-26	2,273	N/A	DSU grant (Class A Subordinate Voting Shares)

2019-09-30	2,204	N/A	DSU grant (Class A Subordinate Voting Shares)

2019-12-18	350,819	0.00	Class B Multiple Voting Shares transferred from Mr. Rivard.

2019-12-19	(350,819)	0.00	Class B Multiple Voting Shares transferred to 9668586 Canada Inc.

2019-12-31	2,390	N/A	DSU grant (Class A Subordinate Voting Shares)

2020-03-31	3,326	N/A	DSU grant (Class A Subordinate Voting Shares)

2020-06-30	4,166	N/A	DSU grant (Class A Subordinate Voting Shares)

2020-09-30	3,027	N/A	DSU grant (Class A Subordinate Voting Shares)

2020-12-31	3,147	N/A	DSU grant (Class A Subordinate Voting Shares)

2021-03-31	2,717	N/A	DSU grant (Class A Subordinate Voting Shares)

2021-06-30	3,687	N/A	DSU grant (Class A Subordinate Voting Shares)

2021-09-30	3,591	N/A	DSU grant (Class A Subordinate Voting Shares)

2021-12-30	3,846	N/A	DSU grant (Class A Subordinate Voting Shares)

2022-03-31	3,930	N/A	DSU grant (Class A Subordinate Voting Shares)

2022-06-30	4,019	N/A	DSU grant (Class A Subordinate Voting Shares)

2022-09-30	4,826	N/A	DSU grant (Class A Subordinate Voting Shares)

2022-12-31	6,157	N/A	DSU grant (Class A Subordinate Voting Shares)

2023-03-31	4,562	N/A	DSU grant (Class A Subordinate Voting Shares)

SCHEDULE B

9668586 Canada Inc. transactions since October 18, 2019

Date	Securities Acquired (Sold)	Price per share	Where and how effected

2022-03-24	150,000	0.0000	Conversion of Class B Multiple Voting Shares into Class A Subordinate Voting Shares.

2022-03-25	(1,850)	3.3600	Open market sale.

2022-03-25	(5,500)	3.3700	Open market sale.

2022-03-25	(500)	3.3800	Open market sale.

2022-03-28	(2,450)	3.2700	Open market sale.

2022-03-28	(1,700)	3.3000	Open market sale.

2022-03-29	(14,800)	3.2400	Open market sale.

2022-03-29	(19,750)	3.2500	Open market sale.

2022-03-29	(2,300)	3.2600	Open market sale.

2022-03-29	(3,900)	3.2700	Open market sale.

2022-03-29	(200)	3.3000	Open market sale.

2022-03-30	(2,150)	3.1900	Open market sale.

2022-03-30	(11,000)	3.1950	Open market sale.

2022-03-30	(1,250)	3.2000	Open market sale.

2022-03-30	(350)	3.2500	Open market sale.

2022-03-31	(10,000)	3.1800	Open market sale.

2022-03-31	(1,500)	3.2000	Open market sale.

2022-03-31	(70,800)	3.3000	Open market sale.

SCHEDULE C

Services informatiques MixMedia inc. transactions since November 1, 2018

Not applicable.

SCHEDULE D

Gestion Ghyslain Rivard Inc. transactions since September 1, 2018

Not applicable.

SCHEDULE E

Pierre Turcotte’s transactions since November 1, 2018

Date	Securities Acquired (Sold)	Price per share	Where and how effected
2018-11-01	3,241	N/A	DSU grant (Class A Subordinate Voting Shares)

2019-03-26	2,273	N/A	DSU grant (Class A Subordinate Voting Shares)

2019-06-21	6,300	3.9000	Purchase for deposit into RRSP account.

2019-06-21	1,000	3.9100	Purchase for deposit into RRSP account.

2019-06-21	1,600	3.9200	Purchase for deposit into RRSP account.

2019-06-21	600	3.9400	Purchase for deposit into RRSP account.

2019-06-24	200	3.8000	Purchase for deposit into RRSP account.

2019-06-24	100	3.8100	Purchase for deposit into RRSP account.

2019-06-24	25,000	3.8900	Purchase for deposit into RRSP account.

2019-06-25	15,200	4.0000	Purchase for deposit into RRSP account.

2019-09-30	2,204	N/A	DSU grant (Class A Subordinate Voting Shares)

2019-12-31	2,390	N/A	DSU grant (Class A Subordinate Voting Shares)

2020-03-31	9,648	N/A	DSU grant (Class A Subordinate Voting Shares)

2020-06-30	12,083	N/A	DSU grant (Class A Subordinate Voting Shares)

2020-06-30	200	2.1600	Purchase for deposit into RRSP account.

2020-06-30	3,300	2.1700	Purchase for deposit into RRSP account.

2020-06-30	700	2.1900	Purchase for deposit into RRSP account.

2020-06-30	2,900	2.2000	Purchase for deposit into RRSP account.

2020-06-30	700	2.2400	Purchase for deposit into RRSP account.

2020-06-30	3,100	2.2500	Purchase for deposit into RRSP account.

2020-09-30	8,780	N/A	DSU grant (Class A Subordinate Voting Shares)

2020-12-31	9,127	N/A	DSU grant (Class A Subordinate Voting Shares)

2021-03-31	4,930	N/A	DSU grant (Class A Subordinate Voting Shares)

2021-06-30	8,517	N/A	DSU grant (Class A Subordinate Voting Shares)

2021-09-30	8,297	N/A	DSU grant (Class A Subordinate Voting Shares)

2021-12-31	8,884	N/A	DSU grant (Class A Subordinate Voting Shares)

2022-03-31	9,080	N/A	DSU grant (Class A Subordinate Voting Shares)

2022-06-30	9,284	N/A	DSU grant (Class A Subordinate Voting Shares)

2022-09-27	75,000	2.5000	Open market purchase.

2022-09-30	11,148	N/A	DSU grant (Class A Subordinate Voting Shares)

2022-12-21	70,000	2.0500	Private Purchase.

2022-12-21	30,000	2.0500	Private Purchase.

2022-12-31	14,224	N/A	DSU grant (Class A Subordinate Voting Shares)

2023-03-31	10,538	N/A	DSU grant (Class A Subordinate Voting Shares)

SCHEDULE F

Triaxions Technologie Inc. transactions since November 1, 2018

Date	Securities Acquired (Sold)	Price per share	Where and how effected
2019-12-19	400	3.8400	Open market purchase.

2019-12-19	6,900	3.8500	Open market purchase.

2019-12-19	2,700	3.8800	Open market purchase.

2019-12-27	6,500	3.7000	Open market purchase.

2019-12-30	3,500	3.7000	Open market purchase.

2020-03-19	1,000	2.0500	Open market purchase.

2020-03-19	500	2.1000	Open market purchase.

2020-03-19	7,400	2.2500	Open market purchase.

2020-03-19	200	2.3000	Open market purchase.

2020-03-19	700	2.4800	Open market purchase.

2020-03-19	700	2.4900	Open market purchase.

2020-03-19	500	2.5000	Open market purchase.

2020-03-20	5,000	2.7200	Open market purchase.

2020-03-20	400	2.6000	Open market purchase.

2020-03-23	5,000	2.2500	Open market purchase.

2020-03-23	5,000	2.6000	Open market purchase.

2020-03-25	5,000	2.5000	Open market purchase.

SCHEDULE G

9387-1010 Québec inc. transactions since November 1, 2018

Not applicable.

SCHEDULE H

Fiducie Triaxons transactions since September 1, 2018

Not applicable

SCHEDULE I

Paul Raymond’s transactions since November 1, 2018

Date	Securities Acquired (Sold)	Price per share (CAD$)	Where and how effected
2018-12-14	1,559	4.9954	Acquired through Issuer share purchase program via TSX Trust.

2019-01-14	1,310	3.9630	Acquired through Issuer share purchase program via TSX Trust.

2019-02-01	1,385	3.7493	Acquired through Issuer share purchase program via TSX Trust.

2019-03-06	1,382	3.7577	Acquired through Issuer share purchase program via TSX Trust.

2019-04-09	1,918	4.5481	Acquired through Issuer share purchase program via TSX Trust.

2019-05-22	1,309	4.1888	Acquired through Issuer share purchase program via TSX Trust.

2019-06-17	2,273	3.6163	Acquired through Issuer share purchase program via TSX Trust.

2019-06-21	2,100	3.9000	Open market purchase for deposit into RRSP account.

2019-06-21	2,400	3.9300	Open market purchase for deposit into RRSP account.

2019-06-21	300	3.8900	Open market purchase for deposit into RRSP account.

2019-06-21	500	3.8800	Open market purchase for deposit into RRSP account.

2019-06-21	6,500	3.9100	Open market purchase for deposit into RRSP account.

2019-06-21	40,000	3.8400	Open market purchase for deposit into RRSP account.

2019-06-21	100,000	N/A	Option grant.

2019-07-15	1,462	3.7481	Acquired through Issuer share purchase program via TSX Trust.

2019-08-16	1,664	3.8151	Acquired through Issuer share purchase program via TSX Trust.

2019-09-16	1,522	3.7510	Acquired through Issuer share purchase program via TSX Trust.

2019-10-09	1,455	3.9262	Acquired through Issuer share purchase program via TSX Trust.

2019-11-13	2,220	3.8595	Acquired through Issuer share purchase program via TSX Trust.

2020-01-09	1,565	3.6484	Acquired through Issuer share purchase program via TSX Trust.

2020-01-16	1,536	3.7182	Acquired through Issuer share purchase program via TSX Trust.

2020-02-12	1,394	4.0985	Acquired through Issuer share purchase program via TSX Trust.

2020-03-10	1,664	3.4327	Acquired through Issuer share purchase program via TSX Trust.

2020-03-18	100	1.8900	Open market purchase for deposit into RRSP account.

2020-03-18	8,000	1.9000	Open market purchase for deposit into RRSP account.

2020-03-19	3,700	2.3700	Open market purchase for deposit into RRSP account.

2020-03-19	300	2.3100	Open market purchase for deposit into RRSP account.

2020-03-19	900	2.3900	Open market purchase for deposit into RRSP account.

2020-03-19	600	2.2500	Open market purchase for deposit into RRSP account.

2020-03-19	2,200	2.5000	Open market purchase for deposit into RRSP account.

2020-03-19	300	2.4900	Open market purchase for deposit into RRSP account.

2020-03-19	300	2.3800	Open market purchase for deposit into RRSP account.

2020-03-19	300	2.3700	Open market purchase for deposit into RRSP account.

2020-03-19	2,500	2.4700	Open market purchase for deposit into RRSP account.

2020-03-19	1,300	2.0400	Open market purchase for deposit into RRSP account.

2020-03-19	1,000	2.0000	Open market purchase for deposit into RRSP account.

2020-03-19	1,300	1.9900	Open market purchase for deposit into RRSP account.

2020-03-19	1,900	1.9950	Open market purchase for deposit into RRSP account.

2020-03-19	1,600	1.9800	Open market purchase for deposit into RRSP account.

2020-03-19	500	1.9700	Open market purchase for deposit into RRSP account.

2020-03-19	3,200	1.9300	Open market purchase for deposit into RRSP account.

2020-03-20	800	2.6800	Open market purchase for deposit into RRSP account.

2020-03-20	1,000	2.6700	Open market purchase for deposit into RRSP account.

2020-03-20	7,000	2.7500	Open market purchase for deposit into RRSP account.

2020-03-20	14,700	2.7550	Open market purchase for deposit into RRSP account.

2020-03-20	200	2.7650	Open market purchase for deposit into RRSP account.

2020-03-20	1,400	2.7000	Open market purchase for deposit into RRSP account.

2020-03-20	500	2.6900	Open market purchase for deposit into RRSP account.

2020-04-16	2,362	2.4179	Acquired through Issuer share purchase program via TSX Trust.

2020-05-15	3,043	2.6045	Acquired through Issuer share purchase program via TSX Trust.

2020-06-18	1,880	2.5813	Acquired through Issuer share purchase program via TSX Trust.

2020-06-22	150,000	N/A	Option grant.

2020-06-22	61,437	N/A	RSUs granted for the fiscal year 2021.

2020-07-30	2,226	2.1815	Acquired through Issuer share purchase program via TSX Trust.

2020-08-25	3,008	2.6819	Acquired through Issuer share purchase program via TSX Trust.

2020-09-15	2,181	2.6194	Acquired through Issuer share purchase program via TSX Trust.

2020-10-16	2,313	3.7037	Acquired through Issuer share purchase program via TSX Trust.

2020-11-13	1,558	3.6662	Acquired through Issuer share purchase program via TSX Trust.

2020-12-10	1,817	3.1422	Acquired through Issuer share purchase program via TSX Trust.

2021-01-15	1,763	3.2407	Acquired through Issuer share purchase program via TSX Trust.

2021-01-28	1,743	3.2762	Acquired through Issuer share purchase program via TSX Trust.

2021-03-11	2,830	3.0279	Acquired through Issuer share purchase program via TSX Trust.

2021-03-26	152,632	1.9000	Exercise of options to purchase Class B multiple voting shares.

2021-04-15	998	2.8615	Acquired through Issuer share purchase program via TSX Trust.

2021-05-12	2,942	2.9123	Acquired through Issuer share purchase program via TSX Trust.

2021-06-14	311,617	N/A	Option grant

2021-06-14	115,983	N/A	PSUs granted for the fiscal year 2022.

2021-06-21	1,699	3.3597	Acquired through Issuer share purchase program via TSX Trust.

2021-07-20	1,923	3.7259	Acquired through Issuer share purchase program via TSX Trust.

2021-08-09	1,786	3.5865	Acquired through Issuer share purchase program via TSX Trust.

2021-09-16	1,817	3.5235	Acquired through Issuer share purchase program via TSX Trust.

2021-10-12	2,709	3.5463	Acquired through Issuer share purchase program via TSX Trust.

2021-11-15	1,805	3.5488	Acquired through Issuer share purchase program via TSX Trust.

2021-12-15	1,984	3.2281	Acquired through Issuer share purchase program via TSX Trust.

2022-01-13	1,945	3.2921	Acquired through Issuer share purchase program via TSX Trust.

2022-02-11	1,690	3.7881	Acquired through Issuer share purchase program via TSX Trust.

2022-03-10	1,890	3.3892	Acquired through Issuer share purchase program via TSX Trust.

2022-03-24	100,000	1.9200	Conversion of Class B multiple voting shares into Class A subordinate voting shares.

2022-03-24	52,632	1.9000	Conversion of Class B multiple voting shares into Class A subordinate voting shares.

2022-03-24	100,000	1.9200	Exercise of options to purchase Class B multiple voting shares.

2022-03-24	52,632	1.9000	Exercise of options to purchase Class B multiple voting shares.

2022-03-24	(100,000)	1.9200	Conversion of Class B multiple voting shares into Class A subordinate voting shares.

2022-03-24	(52,632)	1.9000	Conversion of Class B multiple voting shares into Class A subordinate voting shares.

2022-03-25	(1,850)	3.3600	Sale on the open market.

2022-03-25	(5,500)	3.3700	Sale on the open market.

2022-03-25	(500)	3.3800	Sale on the open market.

2022-03-28	(2,450)	3.2700	Sale on the open market.

2022-03-28	(1,700)	3.3000	Sale on the open market.

2022-03-29	(14,800)	3.2400	Sale on the open market.

2022-03-29	(19,750)	3.2500	Sale on the open market.

2022-03-29	(2,300)	3.2600	Sale on the open market.

2022-03-29	(3,900)	3.2700	Sale on the open market.

2022-03-29	(200)	3.3000	Sale on the open market.

2022-03-30	(2,150)	3.1900	Sale on the open market.

2022-03-30	(11,000)	3.1950	Sale on the open market.

2022-03-30	(1,250)	3.2000	Sale on the open market.

2022-03-30	(350)	3.2500	Sale on the open market.

2022-03-31	(10,000)	3.1800	Sale on the open market.

2022-03-31	(1,500)	3.2000	Sale on the open market.

2022-03-31	(73,432)	3.3000	Sale on the open market.

2022-04-18	2,032	3.1514	Acquired through Issuer share purchase program via TSX Trust.

2022-05-12	3,431	2.7998	Acquired through Issuer share purchase program via TSX Trust.

2022-06-21	226,074	N/A	Option grant

2022-06-21	143,856	N/A	PSUs granted for the fiscal year 2023.

2022-06-22	2,016	3.1752	Acquired through Issuer share purchase program via TSX Trust.

2022-07-14	2,218	2.8874	Acquired through Issuer share purchase program via TSX Trust.

2022-08-18	2,464	2.9686	Acquired through Issuer share purchase program via TSX Trust.

2022-08-30	400	2.1200	Purchase on the open market.

2022-08-30	720	2.1300	Purchase on the open market.

2022-08-30	1,349	2.1400	Purchase on the open market.

2022-08-30	80	2.1299	Purchase on the open market.

2022-08-30	1,251	2.1500	Purchase on the open market.

2022-08-30	1,000	2.1190	Purchase on the open market.

2022-08-30	200	2.1490	Purchase on the open market.

2022-08-30	400	2.7900	Purchase on the open market.

2022-08-30	7,300	2.7750	Purchase on the open market.

2022-08-30	600	2.7700	Purchase on the open market.

2022-08-31	500	2.1900	Purchase on the open market.

2022-08-31	1,500	2.1250	Purchase on the open market.

2022-08-31	13,100	2.8000	Purchase on the open market.

2022-08-31	200	2.8000	Purchase on the open market.

2022-09-01	900	2.1300	Purchase on the open market.

2022-09-01	100	2.1400	Purchase on the open market.

2022-09-01	300	2.0900	Purchase on the open market.

2022-09-01	200	2.1290	Purchase on the open market.

2022-09-01	300	2.1100	Purchase on the open market.

2022-09-01	200	2.1090	Purchase on the open market.

2022-09-01	500	2.1500	Purchase on the open market.

2022-09-01	1,000	2.1000	Purchase on the open market.

2022-09-01	500	2.1610	Purchase on the open market.

2022-09-02	500	2.1400	Purchase on the open market.

2022-09-02	500	2.1490	Purchase on the open market.

2022-09-02	500	2.1500	Purchase on the open market.

2022-09-02	500	2.1000	Purchase on the open market.

2022-09-02	1,300	2.1292	Purchase on the open market.

2022-09-02	500	2.1800	Purchase on the open market.

2022-09-02	500	2.0800	Purchase on the open market.

2022-09-02	500	2.1273	Purchase on the open market.

2022-09-02	200	2.1250	Purchase on the open market.

2022-09-06	78	2.1400	Purchase on the open market.

2022-09-06	200	2.1390	Purchase on the open market.

2022-09-06	200	2.1300	Purchase on the open market.

2022-09-06	200	2.1000	Purchase on the open market.

2022-09-06	422	2.0887	Purchase on the open market.

2022-09-06	622	2.0900	Purchase on the open market.

2022-09-06	200	2.1100	Purchase on the open market.

2022-09-06	1,078	2.0809	Purchase on the open market.

2022-09-08	1,400	2.1000	Purchase on the open market.

2022-09-08	500	2.0998	Purchase on the open market.

2022-09-08	500	2.0820	Purchase on the open market.

2022-09-08	100	2.0990	Purchase on the open market.

2022-09-08	1,000	2.0792	Purchase on the open market.

2022-09-08	500	2.0999	Purchase on the open market.

2022-09-08	500	2.0475	Purchase on the open market.

2022-09-08	500	2.0515	Purchase on the open market.

2022-09-08	500	2.0513	Purchase on the open market.

2022-09-08	5	2.0549	Purchase on the open market.

2022-09-08	1,000	2.0496	Purchase on the open market.

2022-09-08	495	2.0600	Purchase on the open market.

2022-09-09	400	2.2100	Purchase on the open market.

2022-09-09	100	2.1350	Purchase on the open market.

2022-09-12	1,300	2.0500	Purchase on the open market.

2022-09-12	400	2.0456	Purchase on the open market.

2022-09-12	200	2.0460	Purchase on the open market.

2022-09-12	200	2.0450	Purchase on the open market.

2022-09-12	1,000	2.0417	Purchase on the open market.

2022-09-12	300	2.0440	Purchase on the open market.

2022-09-12	100	2.0300	Purchase on the open market.

2022-09-19	2,392	2.7836	Acquired through Issuer share purchase program via TSX Trust.

2022-09-20	500	1.9070	Purchase on the open market.

2022-09-20	100	1.9092	Purchase on the open market.

2022-09-20	800	1.9050	Purchase on the open market.

2022-09-20	1,501	1.9200	Purchase on the open market.

2022-09-20	2,603	1.9300	Purchase on the open market.

2022-09-20	996	1.9290	Purchase on the open market.

2022-09-20	1,000	1.9100	Purchase on the open market.

2022-09-20	500	1.9400	Purchase on the open market.

2022-09-20	1,700	1.9150	Purchase on the open market.

2022-09-20	366	1.9500	Purchase on the open market.

2022-09-20	434	1.9339	Purchase on the open market.

2022-09-20	500	1.9265	Purchase on the open market.

2022-09-21	500	1.9510	Purchase on the open market.

2022-09-21	504	1.9150	Purchase on the open market.

2022-09-21	200	1.9290	Purchase on the open market.

2022-09-21	1,496	1.9300	Purchase on the open market.

2022-09-21	500	1.9159	Purchase on the open market.

2022-09-21	500	1.9213	Purchase on the open market.

2022-09-21	600	1.9050	Purchase on the open market.

2022-09-21	500	1.9120	Purchase on the open market.

2022-09-21	300	1.9200	Purchase on the open market.

2022-09-21	650	1.9500	Purchase on the open market.

2022-09-22	500	1.8950	Purchase on the open market.

2022-09-22	200	1.9290	Purchase on the open market.

2022-09-22	700	1.9300	Purchase on the open market.

2022-09-22	200	1.9200	Purchase on the open market.

2022-09-22	250	1.9000	Purchase on the open market.

2022-09-22	500	1.9400	Purchase on the open market.

2022-09-22	220	1.8600	Purchase on the open market.

2022-09-22	280	1.8700	Purchase on the open market.

2022-09-22	500	1.8575	Purchase on the open market.

2022-09-22	500	1.8900	Purchase on the open market.

2022-09-22	1,500	1.8800	Purchase on the open market.

2022-09-22	800	1.9100	Purchase on the open market.

2022-09-22	500	1.8884	Purchase on the open market.

2022-09-22	500	1.8880	Purchase on the open market.

2022-09-22	100	1.9190	Purchase on the open market.

2022-09-22	500	1.9005	Purchase on the open market.

2022-09-22	500	1.9190	Purchase on the open market.

2022-09-23	100	1.9350	Purchase on the open market.

2022-09-23	400	1.8750	Purchase on the open market.

2022-09-23	500	1.8939	Purchase on the open market.

2022-09-23	500	1.8858	Purchase on the open market.

2022-09-23	700	1.9000	Purchase on the open market.

2022-09-23	500	1.9090	Purchase on the open market.

2022-09-23	2,300	1.9100	Purchase on the open market.

2022-09-23	500	1.8751	Purchase on the open market.

2022-09-23	500	1.8809	Purchase on the open market.

2022-10-19	3,793	2.6343	Acquired through Issuer share purchase program via TSX Trust.

2022-11-16	2,651	2.5117	Acquired through Issuer share purchase program via TSX Trust.

2022-12-14	3,028	2.1999	Acquired through Issuer share purchase program via TSX Trust.

2023-01-16	2,791	2.3861	Acquired through Issuer share purchase program via TSX Trust.

2023-02-15	2,788	2.3882	Acquired through Issuer share purchase program via TSX Trust.

2023-03-14	2,557	2.6053	Acquired through Issuer share purchase program via TSX Trust.

2023-03-22	100,000	2.4600	Exercise of options to purchase Class B multiple voting shares.

2023-03-22	52,632	1.9000	Exercise of options to purchase Class B multiple voting shares.

SCHEDULE J

Fiducie Direxions transactions since November 1, 2018.

Not applicable.